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                              October 24, 2023

       Matthew R. A. Heiman
       Chief Legal & Administrative Officer
       Waystar Holding Corp.
       1550 Digital Drive, #300
       Lehi, UT 84043

                                                        Re: Waystar Holding
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed October 16,
2023
                                                            File No. 333-275004

       Dear Matthew R. A. Heiman:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-1 filed October 16, 2023

       Management's discussion and analysis of financial condition and results of operations, page 60

   1. We note based on your disclosure on pages 115 to 122, that you expect to award IPO equity awards and other
new compensation awards in connection with this offering. Please disclose the expected
future expense that will result once this offering is
                                                        effective. Disclose
when that expense is expected to affect your results of operations.
   2. Please clarify your subscription and volume revenue discussion by focusing on your provider and
patient payment solution categories. In regards to subscription revenue, for example, detail and
quantify the underlying factors that drove the growth in
                                                        provider solution
sales, such as the increase in new customers. Similarly, disclose, discuss and quantify the
increase in volume revenue from both provider and patient payment solution sales.
   3. Also, discuss how changes in your provider and patient payment solution sales categories affect cost of revenues
and your margins.
 Matthew R. A. Heiman
Waystar Holding Corp.
October 24, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Inessa Kessman at 202-551-3371 or Joseph Cascarano at 202-551-3376 if
you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at 202-551-3297 or Matthew Derby at 202-551-3334 with any other questions.



                                                           Sincerely,
FirstName LastNameMatthew R. A. Heiman
                                                           Division of
Corporation Finance
Comapany NameWaystar Holding Corp.
                                                           Office of Technology
October 24, 2023 Page 2
cc:       William Brentani, Esq.
FirstName LastName